Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

United States

China Renaissance Securities (Hong Kong) Limited
Units 8107-08, Level 81
International Commerce Centre
1 Austin Road West, Kowloon
Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

November 13, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Katherine Wray
Mr. Edwin Kim
Mr. Stephen Krikorian
Ms. Morgan Youngwood

Re:	Jianpu Technology Inc. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-221056)
Registration Statement on Form 8-A (Registration No. 001-38278)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Daylight Time on November 15, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between November 3, 2017 and the date hereof, copies of the Company’s Preliminary Prospectus dated November 3, 2017 were distributed as follows: 2,436 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Goldman Sachs (Asia) L.L.C.
Morgan Stanley & Co. International plc
J.P. Morgan Securities LLC
China Renaissance Securities (Hong Kong) Limited

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ John Mahoney
Name:	John Mahoney
Title:	Managing Director

[Acceleration Request Letter]

MORGAN STANLEY & CO.
INTERNATIONAL PLC

By:	/s/ Daniel Wetstein
Name:	Daniel Wetstein
Title:	Managing Director; Co-head of APAC TMT Banking

[Acceleration Request Letter]

J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name:	Alaoui Zenere
Title:	Vice President

[Acceleration Request Letter]

CHINA RENAISSANCE SECURITIES
(HONG KONG) LIMITED

By:	/s/ Henry Tsai
Name:	Henry Tsai
Title:	Managing Director

[Acceleration Request Letter]